EXHIBIT 3.176
Translation from the German Language
ARTICLES OF ASSOCIATION
OF
PACTIV DEUTSCHLAND HOLDINGGESELLSCHAFT MBH
§ 1
Name of the Company/Registered Office
1.	The firm name of the Company is:
Pactiv Deutschland Holdinggesellscahft mbH
2.	The registered office of the Company is in Hamburg.
§ 2
Object of the Company
1.	The object of the Company is the acquisition and management of direct or indirect participations in other enterprises, especially in enterprises operating in the packaging industry. These include, inter alia, enterprises acting in the line of business of Tenneco Packaging Inc., Lake Forest, USA.
3.	The Company may set up branch offices at home and abroad and participate in other companies.
§ 3
Stated Capital
The stated capital of the Company amounts to EUR 25,000 (in words: twenty-five thousand euros).

§ 4
Management/Representation
1.	The company has one or several managing directors (Geschäftsführer).

2.	If several managing directors are appointed, the company is represented by two managing directors acting jointly or by one managing director acting jointly with a Prokurist [holder of a special statutory power of representation]. If only one managing director is appointed, the company is represented solely by him/her.

3.	By shareholders resolution, individual managing directors can be granted the right of sole representation and exemption from the restrictions of Section 181 German Civil Code.
§ 5
Business Year/Publications
1.	The business year of the Company corresponds to the calendar year.

2.	Publications of the Company are made in the Federal Gazette (Bundesanzeiger).
§ 6
Costs of Incorporation
The costs of incorporation (notarial fees, court costs, publication costs) up to the estimated maximum amount of €1,500.00 is borne by the Company.